MIGENIX Inc.

Consolidated Financial Statements

MIGENIX Inc.

(Expressed in Canadian dollars)

July 31, 2009

The attached interim unaudited consolidated financial statements have been prepared by management of MIGENIX Inc and have not been reviewed by the independent external auditors of MIGENIX Inc.

MIGENIX Inc.

Incorporated under the laws of British Columbia

CONSOLIDATED BALANCE SHEETS

(See Note 1 – Business Operations, Basis of Presentation and Going Concern Uncertainty)

As at (Unaudited—Canadian dollars)	July 31, 2009 $	April 30, 2009 $

ASSETS Current
Cash and cash equivalents [note 3]	403,192	1,645,494
Short-term investments [note 3]	939,459	487,007
Amounts receivable [note 3]	221,225	193,180
Prepaid expenses and deposits [note 3[b]]	99,442	124,264
Total current assets	1,663,318	2,449,945
Long-term investments [note 3[a]]	1,000	1,000
Property and equipment [note 4]	396,111	588,002
Intangible assets [note 5]	317,323	341,733
	2,377,752	3,380,680

LIABILITIES AND SHAREHOLDERS’ EQUITY Current
Accounts payable and accrued liabilities [note 3]	646,307	933,827
Total current liabilities	646,307	933,827

Convertible royalty participation units [notes 3, 6]	213,987	193,920
Preferred shares	4	4
	860,298	1,127,751
Commitments and contingencies [notes 7, 8] Shareholders’ equity
Common shares [note 9[a][i]]	126,404,167	126,404,167
Equity portion of convertible royalty participation units [note 6]	4,554,165	4,554,165
Contributed surplus [note 9[a][ii]]	9,343,971	9,339,195
Deficit	(138,784,849)	(138,044,598)
Total shareholders’ equity	1,517,454	2,252,929
	2,377,752	3,380,680

See accompanying notes

On behalf of the Board:

“Alistair Duncan”

“Pieter Dorsman”

Director

Director

MIGENIX Inc.

CONSOLIDATED STATEMENTS OF LOSS, COMPREHENSIVE LOSS AND DEFICIT

(Unaudited—Canadian dollars)	Three months ended July 31,
	2009 $	2008 $
REVENUE Research and development services	-	-
	-	-
EXPENSES Research and development [notes 7, 9[c]] General and corporate [notes 7, 9[c]] Amortization [notes 4, 5] Loss on disposal/write-down of property and equipment [note 4]	292,829 222,254 85,089 113,361	1,050,397 949,017 104,719 4,652
	713,533	2,108,785
Loss before other income (expenses)	(713,533)	(2,108,785)
Other income (expenses) Accretion of convertible royalty participation units [note 6] Interest income Foreign exchange gain (loss)	(20,067) 2,583 (9,234)	(573,992) 37,406 747
	(26,718)	(535,839)
Loss and comprehensive loss for the period Deficit, beginning of period	(740,251) (138,044,598)	(2,644,624) (137,482,305)
Deficit, end of period	(138,784,849)	(140,126,929)
Basic and diluted loss and comprehensive loss per common share	(0.01)	(0.03)
Weighted average number of common shares outstanding	141,695,709	94,463,806

See accompanying notes

MIGENIX Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended July 31,
(Unaudited— Canadian dollars)	2009 $	2008 $
OPERATING ACTIVITIES
Loss for the period	(740,251)	(2,644,624)
Items not affecting cash:
Amortization	85,089	104,719
Loss on disposal/write-down of property and equipment	113,361	4,652
Stock-based compensation	4,776	181,228
Issuance of deferred share units	-	62,400
Accretion of convertible royalty participation units and amortization of transaction costs	20,067	573,992
Changes in non-cash working capital items relating to operating activities:
Accrued interest on short-term investments	662	22,209
Amounts receivable	(28,045)	(23,518)
Government assistance receivable	-	24,849
Prepaid expenses and deposits	24,822	(13,921)
Accounts payable and accrued liabilities	(177,678)	(244,920)
Cash used in operating activities	(697,197)	(1,952,934)

FINANCING ACTIVITIES
Rights offering costs	(109,840)	-
Cash provided by (used in) financing activities	(109,840)	-

INVESTING ACTIVITIES
Funds from short-term investments	486,345	2,975,176
Purchase of short-term investments	(939,459)	-
Proceeds on disposal of equipment	17,849	-
Purchase of property and equipment	-	(5,476)
Cash provided by (used in) investing activities	(435,265)	2,969,700

Increase (decrease) in cash and cash equivalents	(1,242,302)	1,016,766
Cash and cash equivalents, beginning of period	1,645,494	2,620,994
Cash and cash equivalents, end of period	403,192	3,637,760

See accompanying notes

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three months ended July 31, 2009 (Unaudited—Canadian dollars)

1.

BUSINESS OPERATIONS, BASIS OF PRESENTATION AND GOING CONCERN UNCERTAINTY

MIGENIX Inc. (the “Company”) is incorporated under the Business Corporations Act (British Columbia).  The Company is a biopharmaceutical company engaged in the research, development and commercialization of drugs for the treatment of infectious diseases to advance therapy, improve health and enrich lives.

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles for interim financial statements on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business in the foreseeable future. The Company has incurred significant losses since inception and as at July 31, 2009 had working capital of $1,017,011 million and an accumulated deficit of $138,784,849. Management has been able, thus far, to finance its cash requirements primarily from equity financings and payments from licensing agreements.

The Company’s ability to realize the carrying value of its assets is dependent on successfully advancing its technologies to market through the drug development and approval processes and ultimately achieving future profitable operations, the outcome of which cannot be predicted at this time, or in the alternative being able to sell the assets for proceeds equal to their carrying value or greater.

The Company’s current financial resources are expected to be sufficient for operations into the first quarter of calendar 2010. The Company is currently concentrating its efforts on: (i) investigating opportunities for the OmigardTM product candidate; (ii) obtaining additional funds through licensing and non-dilutive financing arrangements; and (iii) continuing to reduce expenses, however, the outcome of these matters cannot be predicted at this time.  These conditions raise substantial doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company was unable to continue as a going concern and such adjustments could be material.

The accounting policies used in the preparation of these unaudited interim consolidated financial statements are consistent with the Company’s most recent annual audited consolidated financial statements for the year ended April 30, 2009. These unaudited interim consolidated financial statements and notes do not include all disclosures required for annual financial statements and should be read in conjunction with the annual audited consolidated financial statements of the Company. In the opinion of management, all adjustments (including reclassification and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows have been made.  Interim results are not necessarily indicative of results for a full year.

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three months ended July 31, 2009 (Unaudited—Canadian dollars)

2.

RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS ISSUED AND NOT YET ADOPTED

International Financial Reporting Standards (“IFRS”)

In February 2008, the Accounting Standards Board of the CICA announced that Canadian generally accepted accounting practices for publicly accountable enterprises will be converged with IFRS for fiscal years beginning on or after January 1, 2011. The Company will be required to report under IFRS for its fiscal year beginning May 1, 2011. The Company is currently preparing for the switchover to IFRS and assessing the impact of IFRS on its operations.

3.

FINANCIAL INSTRUMENTS

[a] Fair value

	July 31, 2009		April 30, 2009
	Carrying Value	Fair Value	Carrying Value	Fair Value
	$	$	$	$

Financial assets
Held for trading
Cash	99,172	99,172	362,013	362,013
Short-term investments	939,459	939,459	-	-
	1,038,631	1,038,631	362,013	362,013
Held to maturity
Cash equivalents	304,020	303,942	1,283,481	1,283,609
Short-term investments	-	-	487,007	487,213
	304,020	303,942	1,770,488	1,770,822
Loans and receivables
Amounts receivable	221,225	221,225	193,180	193,180
	221,225	221,225	193,180	193,180
Available for sale
Long-term investment	1,000	n/a	1,000	n/a

Total financial assets	1,564,876	1,563,798	2,326,681	2,326,015

The following table summarizes the carrying and fair values of the Company’s financial assets and liabilities at July 31, 2009 and April 30, 2009:

Financial liabilities
Other liabilities
Accounts payable and accrued liabilities	646,307	646,307	933,827	933,827
Convertible royalty participation units	213,987	551,000	193,220	771,000
Preferred shares	4	3	4	4
	860,298	1,197,310	1,127,751	1,704,831

Total financial liabilities	860,298	1,197,310	1,127,751	1,704,831

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three months ended July 31, 2009 (Unaudited—Canadian dollars)

3.

FINANCIAL INSTRUMENTS (cont’d)

 [a] Fair value (cont’d)

The fair values of the Company’s held to maturity cash equivalents and short-term investments are derived from their quoted values.

The carrying amounts of the Company’s held for trading short-term investments, amounts receivable, and accounts payable, approximate fair value due to their short-term nature.

The fair value of long-term investments has not been disclosed because of the unavailability of quoted market prices for the Spring Bank Series A preferred shares and common shares held by the Company. The Company does not currently have the intent to sell its investment in Spring Bank.

The fair value of the Company’s outstanding preferred shares at July 31, 2009 and April 30, 2009 is estimated to be US$3 based on the redemption price for such preferred shares and no milestones underlying the outstanding preferred shares were achieved at July 31, 2009 and April 30, 2009.

The fair value of the convertible royalty participation units at July 31, 2009 is estimated to be approximately $551,000 based on the July 31, 2009 closing price of the Company’s common shares of $0.025 and the number of common shares issuable by the Company if 100% of the convertible royalty participation units were converted as of July 31, 2009 [April 30, 2009 - $771,000 based on $0.035 closing price per common share]. There is no quoted market price for the Company’s convertible royalty participation units.

[b] Financial Risk Management

The Company is exposed to certain financial risks, including credit risk, market risk and liquidity risk:

Credit risk. The Company is exposed to credit risk on its cash, cash equivalents, short-term investments, amounts receivable, and deposits in the event of non-performance of the other parties. At July 31, 2009 and April 30, 2009, the Company’s maximum credit risk exposure is as follows:

	July 31, 2009 $	April 30, 2009 $

Cash	99,172	362,013
Cash equivalents	304,020	1,283,481
Short-term investments	939,459	487,007
Amounts receivable	221,225	193,180
Prepaid expenses and deposits	99,442	124,264
	1,663,318	2,449,945

The bulk of the Company’s cash balances are in accounts at a major Canadian chartered bank [July 31, 2009 - $92,022; April 30, 2009 - $358,827]. Consequently, management considers the risk of non-performance related to cash to be minimal.

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three months ended July 31, 2009 (Unaudited—Canadian dollars)

3.

FINANCIAL INSTRUMENTS (cont’d)

[b] Financial Risk Management (cont’d)

Credit risk (cont’d).

The Company has an investment policy governing the purchase of cash equivalents and short-term investments and the Company monitors these investments on a regular basis. The investment policy contains objectives for the purchase of investments including preservation of capital, liquidity and return, as well as specifying minimum credit ratings for investments, types of permitted investments and diversification requirements. The Company’s investment policy is periodically reviewed by the Company’s audit committee. At July 31, 2009 $300,888 [April 30, 2009 - $1,279,963] of the Company’s cash equivalents and $939,459 [April 30, 2009 - $487,007] of the Company’s short-term investments were in an account at an investment firm owned by a Canadian chartered bank. The investments at July 31, 2009 consisted of: (i) $300,888 in bank sponsored asset backed commercial paper (one entity with R1 High credit rating, maturing September 1, 2009); and (ii) $939,459 in one year GICs (two entities, three maturities from July 7, 2010 to July 23, 2010, however the Company has the ability to redeem without penalty all or part of the GICs after the first 30 days of the investment term; the Company has classified these GIC short-term investments as held for trading). Management considers the risk of non-performance related to cash equivalents and short-term investments to be minimal.

The Company does not currently maintain a provision for bad debts as the majority of amounts receivable are amounts recoverable under license agreements and refundable sales taxes and the Company expects to collect these amounts.  The aging of amounts receivable at July 31, 2009 and April 30, 2009 is as follows:

	July 31, 2009 $	April 30, 2009 $

Current and amounts not billed	115,581	93,441
Past due 30 – 90 days	7,594	18,552
Past due greater than 90 days	98,050	81,187
	221,225	193,180

Market risk. Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or valuation of its financial instruments.

Interest rate risk: The Company’s held to maturity cash equivalents and short-term investments provide a fixed rate of return if held to maturity, therefore an increase or decrease in market interest rates can result in a decrease or increase in the market value of such investments prior to their maturity. The Company’s practice is to hold such investments till their maturity. At July 31, 2009 the Company’s cash equivalents and short-term investments had weighted average interest rates of 0.4% and 0.4%, respectively [April 30, 2009 – 1.1% and 1.1%, respectively] (for additional information on these investments see “Credit risk” above).

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three months ended July 31, 2009 (Unaudited—Canadian dollars)

3.

FINANCIAL INSTRUMENTS (cont’d)

[b] Financial Risk Management (cont’d)

Currency risk: The Company is exposed to financial risk related to fluctuation of foreign exchange rates. Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar, primarily expenses for the Company’s patent portfolio and research and development activities incurred in US dollars (“USD”). The Company may also incur Euro denominated development costs. The Company believes that the results of operations, financial position and cash flows would be affected by a sudden change in foreign exchange rates, but would not impair or enhance its ability to pay its USD and Euro denominated obligations. The Company maintains USD cash balances to fund its short-term USD expenditure requirements, however the Company must periodically purchase USD and Euros to meet its foreign currency requirements. USD and Euro balances at July 31, 2009 and April 30, 2009 are as follows:

USD			Euros
	July 31, 2009	April 30, 2009	July 31, 2009	April 30, 2009

Cash	45,044	175,371	-	-
Cash equivalents	2,907	2,949	-	-
Amounts receivable	129,530	105,513	-	-
Accounts payable and accrued liabilities	(135,587)	(238,466)	(9,660)	-
Net currency (exposure)	41,894	45,367	(9,660)	-

A 5% weakening of the Canadian dollar against the USD and Euro at July 31, 2009 would have decreased the loss for the three months ended July 31, 2009 by approximately $1,500. A 5% strengthening of the Canadian dollar against the USD and Euro at July 31, 2009 would have increased the loss for the three months ended July 31, 2009 by approximately $1,500.

Liquidity risk. Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. To the extent that the Company does not believe it has sufficient liquidity to meet its current obligations, the board of directors considers securing additional funds through equity, debt or partnering transactions. The board of directors approves the Company’s annual operation and capital budgets as well as any material transactions outside the ordinary course of business.

The net liquidity of the Company is considered to be the cash, cash equivalents and short-term investments available less accounts payable and accrued liabilities. The Company’s obligation under the convertible royalty participation units [note 6] is not included in the net liquidity and contractual maturities analyses below, as the obligation is payable from royalties from two of the Company’s product candidates, conversion into the Company’s common shares, or a combination of payments from the royalties and conversion into common shares.  At July 31, 2009 and April 30, 2009 net liquidity is as follows:

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three months ended July 31, 2009 (Unaudited—Canadian dollars)

3.

FINANCIAL INSTRUMENTS (cont’d)

[b] Financial Risk Management (cont’d)

	July 31, 2009 $	April 30, 2009 $

Cash and cash equivalents	403,192	1,645,494
Short-term investments	939,459	487,007
Accounts payable and accrued liabilities	(646,307)	(933,827)
	696,344	1,198,674

At July 31, 2009 and April 30, 2009 the following are the contractual maturities of the Company’s accounts payable and accrued liabilities:

	July 31, 2009 $	April 30, 2009 $

Less than 91 days	391,118	572,084
91 days to 1 year	41,960	37,442
Timing of payment controlled by the Company/no time specified	193,500	193,500
Provisions by the Company that may or may not be paid	19,729	130,801
	646,307	933,827

4.

PROPERTY AND EQUIPMENT

		Accumulated	Net Book
	Cost	Amortization	Value
	$	$	$

July 31, 2009
Furniture and equipment	1,962,822	1,705,399	257,423
Computer equipment	558,729	463,407	95,322
Leasehold improvements	273,336	229,970	43,366
	2,794,887	2,398,776	396,111

April 30, 2009
Furniture and equipment	2,218,317	1,810,206	408,111
Computer equipment	542,371	438,699	103,672
Leasehold improvements	273,336	197,117	76,219
	3,034,024	2,446,022	588,002

During the three months ended July 31, 2009, amortization expense for property and equipment was $60,670 [July 31, 2008 - $75,584]; and the loss on disposal/write-down of property and equipment was $113,361 [July 31, 2008 - $4,652]. The loss on disposal/write-down of property and equipment for the three months ended July 31, 2009 includes an estimated $115,798 impairment loss in respect of lab equipment that the Company is planning to sell as part of the process of downsizing the Company’s operations.

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three months ended July 31, 2009 (Unaudited—Canadian dollars)

5.

INTANGIBLE ASSETS

		Accumulated	Net Book
	Cost	Amortization	Value
	$	$	$

July 31, 2009
Acquired technology	976,379	659,056	317,323
Technology licenses	798,015	798,015	-
	1,774,394	1,457,071	317,323

April 30, 2009
Acquired technology	976,379	634,646	341,733
Technology licenses	798,015	798,015	-
	1,774,394	1,432,661	341,733

During the three months ended July 31, 2009, amortization expense for intangible assets was $24,409 [July 31, 2008 - $29,135].

6.

CONVERTIBLE ROYALTY PARTICIPATION UNITS

	Number of Units	Debt Component $	Equity Component $

Balance, April 30, 2009	29,465	193,920	4,554,165
Accretion of royalty obligation	-	20,067	-
Balance, July 31, 2009	29,465	213,987	4,554,165

The carrying value of the debt component of the convertible royalty participation units is being accreted to the Company’s estimate of the probable royalties payable to the unit holders over the royalty payment term of $7,265,000. The maximum royalties payable to the unit holders over the royalty payment term is $29,465,000. The Company will periodically review and if appropriate update its estimate of the probable royalties payable to the unit holders based on future developments in the OmigardTM program and the license agreement with Cutanea Life Sciences.

For the three months ended July 31, 2009, the accretion of the convertible royalty participation units amounted to $20,067 [July 31, 2008 - $562,610] and the amortization of deferred transaction costs amounted to $nil [July 31, 2008 - $11,382].

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three months ended July 31, 2009 (Unaudited—Canadian dollars)

7.

COMMITMENTS

[a]

Premises lease agreements

As at July 31, 2009 the Company has the following future annual minimum lease commitments through December 2009 with respect to its office and research premises in Vancouver, Canada:

Year ending April 30	Amount $

2010	124,554
124,554

The Vancouver office and research premises leases expire December 2009.

Rent expense for the three months ended July 31, 2009 amounted to $74,732 ($93,710 for the three months ended July 31, 2008). For the three months ended July 31, 2009, this expense has been allocated to: [i] research and development $64,173 ($63,599 for the three months ended July 31, 2008); and [ii] general and corporate $10,559 ($30,111 for the three months ended July 31, 2008).

[b]  Research, manufacturing, service, acquisition and license agreements

  [i]

The Company is responsible for the payment of royalties on revenues derived from technology licensed to the Company.  The term of these royalty obligations generally coincide with the life of the patents underlying the technologies licensed to the Company. As at July  31, 2009 and April 30, 2009, there were no royalties payable.

 [ii]

As at July 31, 2009, the Company has the following commitments to fund expenditures pursuant to research, manufacturing, and service agreements:

Amount $

Less than 1 year	35,953
1 to 3 years	-
4 to 5 years	-
After 5 years	-
35,953

Of this amount, approximately $2,300 (US$2,100) is denominated in US dollars and approximately $18,400 (Euro12,000) is denominated in Euros.

[iii]

Pursuant to certain technology and in-licensing/acquisition agreements, the Company may be required to pay upon the achievement of specified development milestones up to US$8,250,000 of which US$5,250,000 can be settled at the Company’s option by the conversion and/or redemption of the Company’s issued and outstanding preferred shares.

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three months ended July 31, 2009 (Unaudited—Canadian dollars)

7.

COMMITMENTS (cont’d)

[c] Employment Contracts and Severance Agreements

During the year ended April 30, 2009, the Company entered into agreements with the Company’s former President & CEO and other executives in respect of restructuring their severance. As at July 31, 2009 and April 30, 2009, pursuant to these agreements the Company is required to pay upon the achievement of specified milestones up to approximately $1,151,000 to such executives. These commitments expire as follows: [i] approximately $878,000 between August 10, 2010 and December 31, 2010; and [ii] approximately $273,000 the later of: December 31, 2012 and twelve months from termination of the executive’s employment. No milestones pertaining to these severance payments have been achieved and none of the $1,151,000 has been recorded in the Company’s accounts at July 31, 2009 and April 30, 2009.

During the year ended April 30, 2009, the Company entered into agreements with six employees in respect of a voluntary reduction in their salaries. As at July 31, 2009 and April 30, 2009, pursuant to these agreements the Company is required to pay upon the achievement of specified milestones up to approximately $85,000 to such employees. These commitments expire December 31, 2009. No milestones pertaining to these bonus payments have been achieved and none of the $85,000 has been recorded in the Company’s accounts at July 31, 2009 and April 30, 2009.

8.

CONTINGENCIES

Government of Canada Industrial Technologies Office Contribution Agreement

The Company and Industry Canada's Industrial Technologies Office (“ITO”) are working towards the termination of the agreement under the former Technology Partnerships Canada (“TPC”) program. The Company had received $1,133,075 of contributions pursuant to the ITO agreement.

The Company is unable at this time to predict the outcome of termination of the ITO agreement, including royalties to ITO or repayments of ITO contributions, if any. Royalties and contribution repayments, if any, that may be paid to ITO would be accounted for in the period in which conditions arise that will cause the contributions to be repayable or royalties to be payable.

9.

SHARE CAPITAL

[a] Issued and outstanding

[i]

Common shares

	Number of Shares	Amount $

Balance, April 30, 2009 and July 31, 2009	141,695,709	126,404,167

[ii]

Contributed surplus

Amount $

Balance, April 30, 2009	9,339,195
Stock-based compensation [note 9[c]]	4,776
Balance, July 31, 2009	9,343,971

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

There months ended July 31, 2009 (Unaudited—Canadian dollars)

9.

SHARE CAPITAL (cont’d)

[b] Stock options

[i]

Stock option transactions and the number of stock options outstanding under the Company’s stock option plans are summarized as follows:

	Number of Common Shares	Weighted Average Exercise Price $

Balance, April 30, 2009	5,670,573	0.40
Options forfeited/expired	(435,925)	(0.81)
Balance, July 31, 2009	5,234,648	0.37

 [ii]

The following table summarizes information about options outstanding at July 31, 2009:

	Options Outstanding			Options Exercisable
Range of Exercise Prices $	Number Common Shares (000’s)	Weighted Average Exercise Price $	Weighted Average Remaining Contractual Life (years)	Number Common Shares (000’s)	Weighted Average Exercise Price $

0.09 - 0.13	1,765	0.11	4.6	1,510	0.11
0.14 - 0.20	-	-	-	-	-
0.21 - 0.30	1,285	0.21	4.2	1,282	0.21
0.31 - 0.45	888	0.42	2.5	888	0.42
0.46 - 0.68	691	0.62	3.9	568	0.62
0.69 -1.02	368	0.88	0.6	368	0.88
1.03 -1.53	177	1.13	1.7	177	1.13
1.54 - 2.30	55	1.83	1.3	55	1.83
2.31 - 3.45	-	-	-	-	-
3.46 - 5.18	1	5.03	0.6	1	5.03
5.19 - 6.21	5	5.76	0.4	5	5.76
	5,235	0.37	3.6	4,854	0.37

The stock options expire at various dates between August 11, 2009 and October 21, 2016.

The maximum number of common shares that can be issued as at July 31, 2009 under the Company’s stock option plans inclusive of stock options outstanding at July 31, 2009 is 9,286,625 (April 30, 2009 –9,286,625).

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

There months ended July 31, 2009 (Unaudited—Canadian dollars)

9.

SHARE CAPITAL (cont’d)

[c] Stock-based compensation expense

The Company recorded stock-based compensation expense of $4,776 for the three months ended July 31, 2009 ($181,228 for the three months ended July 31, 2008) relating to stock options granted to executive officers, directors, and employees since May 1, 2003 and to consultants since May 1, 2002. This expense has been allocated on the same basis as cash compensation resulting in $(2,820) for the three months ended July 31, 2009 being allocated to research and development ($30,732 for the three months ended July 31, 2008) and $7,596 for the three months ended July 31, 2009 being allocated to general and corporate ($150,496 for the three months ended July 31, 2008).

No options were granted during the three month period ended July 31, 2009. The weighted average fair value of stock options granted during the three months ended July 31, 2008 was $0.13. The estimated fair value of stock options is amortized to expense over the vesting period of the stock options. The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended July 31,
	2009	2008
Annualized volatility	n/a	79.4%
Risk-free interest rate	n/a	3.4%
Expected life of options in years	n/a	5.3
Dividend yield	n/a	0.0%

The Black-Scholes pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly variable assumptions including the expected stock price volatility. Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the input assumptions can materially affect the fair value estimate, the Black-Scholes model does not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

[d] Warrants

As at July 31, 2009, the Company had warrants outstanding for the purchase of 59,784,503 (April 30, 2009 - 60,668,453) common shares as follows:

Number of Common Shares Issuable upon Exercise (000’s)	Exercise Price(s) per Common Share	Expiry Date(s)

40,913,160	$0.10	March 5, 2010
6,318,743	$0.10	March 13, 2010
12,430,091	$0.62	December 6, 2011
122,509	US$5.21 to US$22.85	December 15, 2009 to June 22, 2011
59,784,503	Average = $0.24(1)

[1]

Weighted average exercise price using closing July 31, 2009 exchange rate of US$1.00 equals 1.0775.

During the three months ended July 31, 2009 warrants to acquire 883,950 common shares expired unexercised at an exercise price of $0.50 per common share.

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

There months ended July 31, 2009 (Unaudited—Canadian dollars)

9.

SHARE CAPITAL (cont’d)

[e] Deferred share units

Number of Units
Balance, April 30, 2009 and July 31, 2009	480,000

The fair value of the 480,000 outstanding deferred share units based on the $0.025 closing price of the Company’s common shares on July 31, 2009 is $12,000 (April 30, 2009 – 480,000 outstanding at $0.035 share price for fair value of $16,800). As the Company has the intent and ability to settle the outstanding deferred share units by the issuance of common shares rather than payment in cash no liability has been recorded in the Company’s accounts at July 31, 2009 and April 30, 2009 with respect to the fair value of the outstanding deferred share units.

10.

SUBSEQUENT EVENTS

Subsequent to July 31, 2009 options to acquire 158,875 common shares at exercise prices of $0.09 to $1.79 expired unexercised.